Exhibit 21.1

List of Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation/Organization
World Airways, Inc.	Delaware
North American Airlines, Inc.	Delaware
New ATA Acquisition Inc.	Delaware
New ATA Investment Inc.	Delaware
World Risk Solutions, Ltd.	Bermuda
World Airways Parts Company, LLC	Delaware
Global Aviation Ventures SPV LLC	Delaware